                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 ____________

                                 SCHEDULE 13D
                                (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                             (Amendment No.     )/1/



                                 MedPlus, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  585 04P 103
--------------------------------------------------------------------------------
                                (CUSIP Number)

                     Victor I. Chang, Esq. (617) 248-7000
    c/o Testa, Hurwitz & Thibeault, LLP, 125 High Street, Boston, MA 02110
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 25, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.








---------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 585 04P 103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              Edward L. Cahill

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                  AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                  USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                   -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                      2,595,115
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                   -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                   2,595,115
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                    2,595,115

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

                                    30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                    IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 585 04P 103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              David L. Warnock

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                  AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                  USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                   -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                      2,595,115
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                   -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                   2,595,115
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                    2,595,115

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

                                    30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                    IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 585 04P 103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              Cahill, Warnock Strategic Partners, L.P.
                                         IRSN:  52-1970604

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                  AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                  Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                   -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                      2,595,115
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                   -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                   2,595,115
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                    2,595,115

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

                                    30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                    PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 585 04P 103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              Cahill, Warnock Strategic Partners Fund, L.P.
                                            IRSN:  52-1970619

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                  WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                  Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                   -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                      2,595,115
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                   -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                   2,595,115
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                    2,595,115

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

                                    30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                    PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 585 04P 103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              Cahill, Warnock & Company, LLC
                                    IRSN:  52-1931617

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                  AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                  Maryland Limited Liability Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                   -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                      2,595,115
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                   -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                   2,595,115
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                    2,595,115

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

                                    30.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                    OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 585 04P 103
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                              Strategic Associates, L.P.
                                  IRSN:  52-1991689

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                  WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                  Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                                   -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                      2,595,115
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                                   -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                   2,595,115
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                    2,595,115

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

                                    30.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                    PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER:
         --------------------

   This statement relates to the common stock, no par value per share, of MedPlus, Inc., an Ohio corporation (the "Issuer"). The address of the Issuer's principal executive offices is 8805 Governor's Hill Drive, Suite 100, Cincinnati, OH 45249.


ITEM 2.  IDENTITY AND BACKGROUND:
         ------------------------

   This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Cahill Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund,
(iii) Strategic Associates, L.P. ("Strategic Associates"), (iv) Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), the sole general partner of Strategic Associates, (v) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co., and (vi) David L. Warnock ("Warnock"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co. Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill, and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

   The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. is 1 South Street, Suite 2150, Baltimore, MD 21202. The business address of Cahill and Warnock is 1 South Street, Suite 2150, Baltimore, MD 21202.

   The state of organization for Strategic Partners Fund, Strategic Partners and Strategic Associates is Delaware. The state of organization for Cahill, Warnock & Co. is Maryland. Both Cahill and Warnock are citizens of the United States of America.

   The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund. The principal business of Cahill, Warnock & Co. is to act as the sole general partner of Strategic Associates and Camden Partners, L.P. ("Camden Partners") and to manage the activities of Strategic Partners Fund, Strategic Associates, and Camden Partners. The principal occupations of Cahill and Warnock are their activities on behalf of Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co. and Camden Partners.

   The principal business of Camden Partners is to make passive investments in public companies. The principal office of Camden Partners is 1 South Street, Suite 2150, Baltimore, MD 21202.

   During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         --------------------------------------------------

   On June 25, 1999 Strategic Partners Fund acquired 2,192,494 shares of the Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock") and warrants to purchase 668,905 shares of the Issuer's Series A Preferred Stock for an aggregate purchase price of $3,790,019.63. In addition, on June 25, 1999 Strategic Partners Fund acquired a warrant to purchase 266,377 shares of the Issuer's Series A Preferred Stock in partial consideration for the purchase of a subordinated note due 2004 in the principal amount of $1,895,000. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

   On June 25, 1999 Strategic Associates acquired 121,484 shares of the Issuer's Series A Preferred Stock and warrants to purchase 37,064 shares of the Issuer's Series A Preferred Stock for an aggregate purchase price of $210,001.37. In addition, on June 25, 1999 Strategic Associates acquired a warrant to purchase 14,760 shares of the Issuer's Series A Preferred Stock in partial consideration for the purchase of a subordinated note due 2004 in the principal amount of $105,000. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4.  PURPOSE OF TRANSACTION:
         ----------------------

   Strategic Partners Fund and Strategic Associates acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Strategic Partners Fund and Strategic Associates may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     Exception.  Pursuant to the terms of a certain Securities Purchase
     ---------
Agreement dated as of June 8, 1999 and closed on June 25, 1999 (the "Purchase Agreement," attached hereto as Exhibit 7) by and among the Issuer, Strategic Partners Fund, Strategic Associates and Double Black Diamond II, LLC ("DBD II," collectively with Strategic Partners Fund and Strategic Associates, the "Series A Purchasers"), the Issuer agreed to increase the number of its board of directors by two and granted the Series A Purchasers the right to designate, in the aggregate, two persons to serve as directors of the Issuer.

     Exception.  Pursuant to the terms of a certain Registration Rights
     ---------
Agreement dated June 8, 1999 and closed on June 25, 1999 (the "Registration Rights Agreement," attached hereto as Exhibit 3) by and among the Issuer, Strategic Partners Fund and Strategic Associates, Strategic Partners Fund and Strategic Associates are granted, subject to certain restrictions and limitations, certain required and incidental registration rights with respect to the MedPlus Conversion Shares (as defined below).

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER:
         ----------------------------------------

     (a) Strategic Partners Fund is the record owner of 2,192,494 shares of the Issuer's Series A Preferred Stock (the "Fund Preferred Shares") and warrants to purchase a total of 935,282 shares of the Issuer's Series A Preferred Stock (the "Fund Warrants"). Strategic Associates is the record owner of 121,484 shares of the Issuer's Series A Preferred Stock (the "Associates Preferred Shares") warrants to purchase 51,824 shares of the Issuer's Series A Preferred Stock (the "Associates Warrants"). As of the date hereof, the Fund Preferred Shares are convertible into 2,192,494 shares of the Issuer's common stock (the "Fund Conversion Shares") and the Associates Preferred Shares are convertible into 121,484 shares of the Issuer's common stock. As of the date hereof, the Fund Warrants are exercisable in exchange for 266,377 shares of the Issuer's Series A Preferred Stock (the "Fund Warrant Shares") and the Associates Warrants are exercisable in exchange for 14,760 shares of the Issuer's Series A Preferred Stock (the "Associates Warrant Shares"). The Fund Warrants and the Associate Warrants will be exercisable in exchange for an additional 668,905 shares and 37,064 shares of the Issuer's common stock, respectively, on the first day after June 25, 1999 that the fair market value of one share of the Issuer's common stock equals or exceeds $7.17.

     As of the date hereof, the Fund Preferred Shares, the Associates Preferred Shares, the Fund Warrant Shares and the Associates Warrant Shares are convertible into 2,595,115 shares of the Issuer's common stock (the "MedPlus Conversion Shares").

     Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the MedPlus Conversion Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the MedPlus Conversion Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the MedPlus Conversion Shares.

     By virtue of the Purchase Agreement (attached hereto as Exhibit 7), each of
                                                             ---------
the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the MedPlus Conversion Shares, an additional 73,570 shares of the Issuer's common stock (the "Agreement Shares")

     Strategic Partners Fund disclaims beneficial ownership of the Associates Conversion shares, the Associates Warrant Shares and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund Conversion Shares, the Fund Warrant Shares and the Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill, and Warnock each disclaim beneficial ownership of the MedPlus Conversion Shares and the Agreement Shares, except with respect to their pecuniary interest therein, if any.

     Each of the Reporting Persons may be deemed to own beneficially 30.0% of the Issuer's Common Stock, which percentage is calculated based upon (i) 6,055,267 shares of the Issuer's common stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1999, and (ii) the number of shares issuable upon the exercise of the MedPlus Conversion Shares (2,595,115 shares of the Issuer's common stock). Such calculation of deemed beneficial ownership does not reflect potential deemed beneficial ownership of the Agreement Shares.

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic
                                                       ---------
Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

     (b) Number of Shares as to which each such person has

         (i)    Sole power to vote or direct the vote:

                0 shares for each Reporting Person;

         (ii)   Shared power to vote or direct the vote:

                2,595,115* shares for each Reporting Person;

         (iii)  Sole power to dispose or to direct the disposition:

                0 shares for each Reporting Person;

         (iv)   Shared power to dispose or to direct the disposition:

                2,595,115* shares for each Reporting Person.

     * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic
                                                       ---------
Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

     Pursuant to the terms of the Purchase Agreement (attached hereto as
Exhibit 7), (a) Strategic Partners Fund acquired 2,192,494 shares of the
---------
Issuer's Series A Preferred Stock, a warrant to purchase 266,377 shares of the Issuer's Series A Preferred Stock void after June 25, 2004 and a warrant to purchase 668,905 shares of the Issuer's Series A Preferred Stock void after June 25, 2009, and (b) Strategic Associates acquired 121,484 shares of the Issuer's Series A Preferred Stock, a warrant to purchase 14,760 shares of the Issuer's Series A Preferred Stock void after June 25, 2004 and a warrant to purchase 37,064 shares of the Issuer's Series A Preferred Stock void after June 25, 2009. Pursuant to the terms of the Purchase Agreement, the Issuer agreed increase the size of its board of directors by two, and granted Strategic Partners Fund, Strategic Associates and DBD II the right to designate, in the aggregate, two directors to the board of directors of the Issuer.

     Pursuant to the terms of the Registration Rights Agreement (attached hereto as Exhibit 3), Strategic Partners Fund and Strategic Associates are granted,
   ---------
subject to certain restrictions and limitations, certain required and incidental registration rights with respect to the MedPlus Conversion Shares.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 -   Agreement regarding filing of joint Schedule 13D.

     Exhibit 2 -   Amendment No. 1 to the Limited Partnership Agreement of
                   Strategic Partners Fund.

     Exhibit 3 -   Execution Copy of the Registration Rights Agreement dated as of April 30, 1999 by and among MedPlus, Inc., Cahill, Warnock
                   Strategic Partners Fund, L.P., Strategic Associates, L.P. and
                   Double Black Diamond II, LLC.

     Exhibit 4 -   Form of Certificate of Amendment to the Articles of
                   Incorporation of MedPlus, Inc. (filed June 25, 1999 with the
                   Secretary of the State of Ohio).

     Exhibit 5 -   Form of Series A Convertible Preferred Stock Purchase Warrant
                   dated June 25, 1999 issued by MedPlus, Inc. to Cahill,
                   Warnock Strategic Partners Fund, L.P. and Strategic
                   Associates, L.P.

     Exhibit 6 -   Form of Series A Convertible Preferred Stock Warrant dated
                   June 25, 1999 issued by MedPlus, Inc. to Cahill, Warnock
                   Strategic Partners Fund, L.P., Strategic Associates, L.P. and
                   Double Black Diamond II, LLC.

     Exhibit 7 -   Amended and Restated Securities Purchase Agreement dated as of June 8, 1999 by and among MedPlus, Inc., Cahill, Warnock
                   Strategic Partners Fund, L.P., Strategic Associates, L.P. and
                   Double Black Diamond II, LLC (filed as Exhibit 99.1 to the
                   Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999 and incorporated herein by reference).

                                 SCHEDULE 13D

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  July 6, 1999


                                    /s/ Edward L. Cahill
                                    -----------------------------
                                    Edward L. Cahill

                                    /s/ David L. Warnock
                                    -----------------------------
                                    David L. Warnock


                                    CAHILL, WARNOCK STRATEGIC
                                    PARTNERS FUND, L.P.

                                    By:  Cahill, Warnock Strategic Partners,
                                       L.P., its Sole General Partner


                                    By:  /s/ Edward L. Cahill
                                       ---------------------------
                                       Edward L. Cahill, General Partner


                                    By:  /s/ David L. Warnock
                                       ---------------------------
                                       David L. Warnock, General Partner


                                    CAHILL, WARNOCK STRATEGIC
                                    PARTNERS, L.P.


                                    By:  /s/ Edward L. Cahill
                                       -----------------------------
                                       Edward L. Cahill, General Partner


                                    By:  /s/ David L. Warnock
                                       -----------------------------
                                       David L. Warnock, General Partner


                                    STRATEGIC ASSOCIATES, L.P.

                                    By:  Cahill, Warnock & Company, LLC, its
                                       sole General Partner


                                    By:  /s/ Edward L. Cahill
                                       -----------------------------
                                       Edward L. Cahill, Member


                                    By:  /s/ David L. Warnock
                                       -----------------------------
                                       David L. Warnock, Member


                                    CAHILL, WARNOCK & COMPANY, LLC

                                    By:  /s/ Edward L. Cahill
                                       -----------------------------
                                       Edward L. Cahill, Member


                                    By:  /s/ David L. Warnock
                                       -----------------------------
                                       David L. Warnock, Member